Exhibit 99.1

AVG Announces Extraordinary General Meeting Results

AMSTERDAM, August 23, 2016 – AVG Technologies N.V. (NYSE: AVG), the online security company™, announced that, during an extraordinary general meeting of shareholders (EGM) held today, AVG’s general meeting adopted the proposed resolutions relating to the previously disclosed tender offer by Avast Software B.V. (Avast), a direct wholly owned subsidiary of Avast Holding B.V. (Parent), to purchase all of the outstanding shares of AVG. These matters are described in greater detail in the EGM agenda dated July 13, 2016 (the Agenda) disclosed previously by AVG. Capitalized terms used but not defined in this press release will have meanings as set forth in the Agenda.

On July 29, 2016, Avast commenced a tender offer to acquire all outstanding shares of AVG at a purchase price of $25.00 per share, in cash, without interest and less any applicable withholding taxes or other taxes. The tender offer is set to expire at 11:59 p.m. New York City time on August 31, 2016, unless extended, as described in detail in the tender offer statement on Schedule TO filed by Avast and Parent with the U.S. Securities and Exchange Commission (the SEC) on July 29, 2016, as amended (the Schedule TO). The tender offer remains subject to certain conditions, as described in the Schedule TO, including the condition that at least 80% of AVG’s outstanding shares be validly tendered and not withdrawn prior to the expiration of the offer.

About AVG Technologies (NYSE: AVG)

AVG is the leading provider of software services to secure devices, data and people. AVG’s award-winning consumer portfolio includes internet security, performance optimization, location services, data controls and insights, and privacy and identity protection, for mobile devices and desktops. The AVG Business portfolio, delivered through a global partner network, provides cloud security and remote monitoring and management solutions that protect small and medium businesses around the world. For more information visit www.avg.com.

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www.avg.com

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Contacts:

US: Bonnie McBride	Europe: Camelia Isaic
Tel: + 1 415 806 0385	Tel: + 420 702 205 848
Email: bonnie.mcbride@avg.com	Email: camelia.isaic@avg.com
IR team email: ir@avg.com
Press information: http://now.avg.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

SOME OF THE STATEMENTS CONTAINED HEREIN ARE FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING THE EXPECTED CONSUMMATION OF THE ACQUISITION OF AVG, WHICH INVOLVES A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING THE SATISFACTION OF CLOSING CONDITIONS FOR THE ACQUISITION AND OTHER RISKS AND UNCERTAINTIES DISCUSSED IN AVG’S PUBLIC FILINGS WITH THE SEC, INCLUDING THE “RISK FACTORS” SECTIONS OF AVG’S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2015, AS WELL AS THE TENDER OFFER DOCUMENTS FILED BY AVAST AND PARENT AND THE SOLICITATION/RECOMMENDATION STATEMENT FILED BY AVG. THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS, AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM ANY SUCH FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE GENERALLY IDENTIFIED BY WORDS OR PHRASES SUCH AS “BELIEVE”, “ANTICIPATE”, “EXPECT”, “INTEND”, “PLAN”, “WILL”, “MAY”, “SHOULD”, “ESTIMATE”, “PREDICT”, “POTENTIAL”, “CONTINUE” OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. IF UNDERLYING ASSUMPTIONS PROVE INACCURATE OR UNKNOWN RISKS OR UNCERTAINTIES MATERIALIZE, ACTUAL RESULTS AND THE TIMING OF EVENTS MAY DIFFER MATERIALLY FROM THE RESULTS AND/OR TIMING DISCUSSED IN THE FORWARD-LOOKING STATEMENTS, AND YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE STATEMENTS. PARENT, AVAST AND AVG DISCLAIM ANY INTENT OR OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF DEVELOPMENTS OCCURRING AFTER THE PERIOD COVERED BY THIS REPORT OR OTHERWISE.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL AVG SHARES. THE SOLICITATION AND OFFER TO BUY AVG SHARES WILL ONLY BE MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS FILED BY AVAST WITH THE SEC. AVG HAS FILED A SOLICITATION /RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH THE SEC. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS AND OTHER DOCUMENTS FILED BY PARENT, AVAST AND AVG WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. INVESTORS AND SECURITY HOLDERS MAY ALSO OBTAIN FREE COPIES OF THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC BY AVG AT WWW.AVG.COM.